Exhibit 4.3

Description of capital stock

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and bylaws are summaries and are qualified in their entirety by reference to our amended and restated certificate of incorporation and bylaws, and by applicable law, including the DGCL.

Our authorized capital stock consists of 150 million shares of common stock, par value $0.001 per share, and 10 million shares of preferred stock, par value $0.001 per share, all of which shares are undesignated.

Common stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.

Preferred stock

Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 10 million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. There are currently no shares of preferred stock outstanding, and we have no present plan to issue any shares of preferred stock.

Anti-takeover effects of provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws

Requirements for advance notification of stockholder meetings, nominations and proposals

Our amended and restated certificate of incorporation provides that special meetings of the stockholders may be called only by or at the direction of our board of directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Our amended and restated certificate of incorporation provides that our board of directors is expressly authorized to adopt, amend or repeal our amended and restated bylaws.

No cumulative voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

Amendments to certificate of incorporation and bylaws

The DGCL provides that, unless a corporation’s certificate of incorporation provides otherwise, the affirmative vote of holders of shares constituting a majority of the votes of all shares entitled to vote may approve amendments to the certificate of incorporation.

Our amended and rested certificate of incorporation and amended and restated bylaws provide that the affirmative vote of holders of at least 75% of the outstanding shares of capital stock, voting together as a single class, and entitled to vote in the election of directors will be required to amend, alter, change or repeal the amended and restated certificate of incorporation and the amended and restated bylaws. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to exercise veto power over such amendments.

Forum selection clause

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers or other employees to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us or any director or officer or other employee of ours governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that any person or entity that acquires any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions described above. Moreover, our amended and restated certificate of incorporation currently provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Following a November 2018 decision of the Delaware Court of Chancery, we understand that this provision is invalid.  We do not intend to enforce this provision, and we intend to seek the approval of our shareholders at the 2019 annual meeting to amend our certificate of incorporate to remove this provision.

Staggered board

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the directors in each class serving staggered three-year terms  and with the number of directors in each class to be as nearly equal as possible.

Stockholder action by written consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation prohibits the taking of any action of our stockholders by written consent without a meeting.

Delaware anti-takeover statute

We have not opted out of, and therefore are subject to, Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly-held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder unless:

•                  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•                  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned under employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•                  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. Since Section 203 will apply to us, we expect that it would have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. In such event, we would also anticipate that Section 203 could discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Authorized but unissued capital stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which apply so long as our common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our investors of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Registration rights

The holders of approximately 19.2 million shares of our common stock, or their transferees, are entitled to the registration rights with respect to registration of the resale of such shares under the Securities Act pursuant to the amended and restated investors’ rights agreement, by and among us and certain of our investors.

Limitations of liability and indemnification

Our amended and restated certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate our rights and the rights of our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We also expect to continue to maintain directors’ and officers’ liability insurance. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, the we enter into indemnification agreements with each of our directors and executive officers. These agreements provide for the indemnification of our directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these provisions and indemnification agreements, as well as maintaining directors’ and officers’ liability insurance, help to attract and retain qualified persons as directors and officers.

Market listing

Our common stock is listed on Nasdaq under the symbol “REPL.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare.